                                                                 Exhibit 12.1



                                                                 NASH FINCH COMPANY
                                                                 Computation of Earnings to Fixed Charges
                                                                 for the twelve weeks ended March 28, 1998 and March 22, 1997 and for the five years ended January 3, 1998
Ratio of Earnings to Fixed Charges         Twelve weeks ended                           Fiscal Year Ended
                                         ----------------------  ---------------------------------------------------------------
                                         March 28,   March 22,    January 3,  December 28,  December 30, December 31, January 1,
Earnings:                                   1998        1997         1998       1996            1995        1994         1994
                                            ----        ----         ----       ----            ----        ----         ----
Earnings before Income Tax and
  Extraordinary Charge                   $   4,493   $   5,259    $    (234)  $  33,667      $  28,595    $  25,810   $  26,678

Fixed Charges
Interest Expense                         $   6,860   $   7,321    $  32,845   $  14,894      $  10,793    $  11,384   $  10,114
Interest Portion of Rent Expense         $   2,855   $   2,562    $  13,151   $  10,311      $   8,395    $   8,761   $   8,380
Total Fixed Charges                      $   9,715   $   9,883    $  45,996   $  25,205      $  19,188    $  20,145   $  18,494

Earnings Available for Fixed Charges     $  14,208   $  15,142    $  45,762   $  58,872      $  47,783    $  45,955   $  45,172

Ratio of Earnings to fixed charges            1.46        1.53         1.00        2.34           2.49         2.28        2.44


                                        Page 1